Exhibit 99.1

Vipshop Reports Unaudited Third Quarter 2021 Financial Results

Conference Call to Be Held at 7:30 A.M. U.S. Eastern Time on November 18, 2021

Guangzhou, China, November 18, 2021 – Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the quarter ended September 30, 2021.

Third Quarter 2021 Highlights

•	Total net revenue for the third quarter of 2021 increased by 7.5% year over year to RMB24.9 billion (US$3.9 billion) from RMB23.2 billion in the prior year period.

•	GMV[1] for the third quarter of 2021 increased by 5% year over year to RMB40.2 billion from RMB38.3 billion in the prior year period.

•	Gross profit for the third quarter of 2021 was RMB4.8 billion (US$751.4 million), as compared with RMB4.9 billion in the prior year period.

•	Net income attributable to Vipshop’s shareholders for the third quarter of 2021 was RMB628.4 million (US$97.5 million), as compared with RMB1.2 billion in the prior year period.

•	Non-GAAP net income attributable to Vipshop’s shareholders[2] for the third quarter of 2021 was RMB1.0 billion (US$159.6 million), as compared with RMB1.4 billion in the prior year period.

•	The number of active customers[3] for the third quarter of 2021 increased to 43.9 million from 43.4 million in the prior year period.

•	Total orders[4] for the third quarter of 2021 were 172.9 million, which largely stayed flat as compared with 172.8 million in the prior year period.

[1]

“Gross merchandise value (GMV)” is defined as the total Renminbi value of all products and services sold through the Company’s online sales business, online marketplace platform, offline stores, Shan Shan Outlets and city outlets during the relevant period, including through the Company’s websites and mobile apps, third-party websites and mobile apps, Vipshop offline stores and Vipmaxx offline stores, as well as Shan Shan Outlets and city outlets that were fulfilled by either the Company or its third-party merchants, regardless of whether or not the goods were delivered or returned. GMV includes shipping charges paid by buyers to sellers. For prudent considerations, the Company does not consider products or services to be sold if the relevant orders were placed and canceled pre-shipment and only included orders that left the Company’s or other third-party vendors’ warehouses.

[2]

Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments.

[3]	“Active customers” is defined as registered members who have purchased from the Company’s online sales business or the Company’s online marketplace platforms at least once during the relevant period.
[4]

“Total orders” is defined as the total number of orders placed during the relevant period, including the orders for products and services sold through the Company’s online sales business and the Company’s online marketplace platforms (excluding, for the avoidance of doubt, orders from the Company’s offline stores and outlets), net of orders returned.

Mr. Eric Shen, Chairman and Chief Executive Officer of Vipshop, stated, “In the third quarter of 2021, our business demonstrated resilience in a challenging macro and retail environment. Our key operating metrics continued to improve year over year, with total active customers increasing to 43.9 million and total GMV reaching RMB40.2 billion. We are encouraged by the developments made through the implementation of our merchandising strategy, which enabled our core brand partners to increase sales efficiencies, while also expanding our high-value customer base. We will continue to strengthen our position as a leading discount retailer for brands and our value proposition to partners and customers to drive solid, quality and sustainable business growth.”

Mr. David Cui, Chief Financial Officer of Vipshop, further commented, “We have delivered top-line growth in line with our expectations, primarily driven by the solid contribution from our high-value customers who helped improve the overall average revenue per user. Our profitability remained solid as we were more disciplined in spending and focused on improving operating efficiencies. Going forward, we will continue to drive business synergies on the merchandising and operation ends to deliver steady financial performance.”

Third Quarter 2021 Financial Results

REVENUE

Total net revenue for the third quarter of 2021 increased by 7.5% year over year to RMB24.9 billion (US$3.9 billion) from RMB23.2 billion in the prior year period, primarily driven by the growth in the average revenue per user.

GROSS PROFIT

Gross profit for the third quarter of 2021 was RMB4.8 billion (US$751.4 million), as compared with RMB4.9 billion in the prior year period. Gross margin for the third quarter of 2021 was 19.4%, as compared with 21.1% in the prior year period.

OPERATING EXPENSES

Total operating expenses for the third quarter of 2021 were RMB4.2 billion (US$659.2 million), as compared with RMB3.9 billion in the prior year period. As a percentage of total net revenue, total operating expenses for the third quarter of 2021 was 17.0%, as compared with 16.9% in the prior year period.

•

Fulfillment expenses for the third quarter of 2021 were RMB1.6 billion (US$251.2 million), which largely stayed flat as compared with the corresponding period in 2020. As a percentage of total net revenue, fulfillment expenses for the third quarter of 2021 decreased to 6.5% from 7.0% in the prior year period.

•

Marketing expenses for the third quarter of 2021 were RMB1.2 billion (US$192.7 million), as compared with RMB1.1 billion in the prior year period. As a percentage of total net revenue, marketing expenses for the third quarter of 2021 was 5.0%, as compared with 4.9% in the prior year period.

•

Technology and content expenses for the third quarter of 2021 were RMB366.8 million (US$56.9 million), as compared with RMB305.1 million in the prior year period. As a percentage of total net revenue, technology and content expenses for the third quarter of 2021 was 1.5%, as compared with 1.3% in the prior year period.

•

General and administrative expenses for the third quarter of 2021 were RMB1.0 billion (US$158.4 million), as compared with RMB848.6 million in the prior year period. As a percentage of total net revenue, general and administrative expenses for the third quarter of 2021 was 4.1%, as compared with 3.7% in the prior year period.

INCOME FROM OPERATIONS

Income from operations for the third quarter of 2021 was RMB770.8 million (US$119.6 million), as compared with RMB1.2 billion in the prior year period. Operating margin for the third quarter of 2021 was 3.1%, as compared with 5.4% in the prior year period.

Non-GAAP income from operations5 for the third quarter of 2021, which excluded share-based compensation expenses and amortization of intangible assets resulting from business acquisitions, was RMB1.1 billion (US$163.9 million), as compared with RMB1.5 billion in the prior year period. Non-GAAP operating income margin6 for the third quarter of 2021 was 4.2%, as compared with 6.4% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders for the third quarter of 2021 was RMB628.4 million (US$97.5 million), as compared with RMB1.2 billion in the prior year period. Net margin attributable to Vipshop’s shareholders for the third quarter of 2021 was 2.5%, as compared with 5.4% in the prior year period. Net income attributable to Vipshop’s shareholders per diluted ADS7 for the third quarter of 2021 decreased to RMB0.92 (US$0.14) from RMB1.80 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders for the third quarter of 2021, which excluded (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments, was RMB1.0 billion (US$159.6 million), as compared with RMB1.4 billion in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders8 for the third quarter of 2021 was 4.1%, as compared with 6.0% in the prior year period. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS9 for the third quarter of 2021 decreased to RMB1.50 (US$0.23) from RMB2.01 in the prior year period.

[5]

Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions.

[6]	Non-GAAP operating income margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.
[7]	“ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.
[8]

Non-GAAP net margin attributable to Vipshop’s shareholders is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, as a percentage of total net revenues.

[9]

Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to Vipshop’s shareholders, divided by the weighted average number of diluted ADS outstanding for computing diluted earnings per ADS.

For the quarter ended September 30, 2021, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 684,019,890.

BALANCE SHEET AND CASH FLOW

As of September 30, 2021, the Company had cash and cash equivalents and restricted cash of RMB13.2 billion (US$2.0 billion) and short term investments of RMB3.7 billion (US$569.3 million).

For the quarter ended September 30, 2021, net cash used in operating activities was RMB1.7 billion (US$261.7 million), and free cash flow10, a non-GAAP measurement of liquidity, was as follows:

For the three months ended

	Sep 30, 2020 RMB’000	Sep 30, 2021 RMB’000	Sep 30, 2021 US$’000
Net cash generated from (used in) operating activities	1,202,504	(1,685,936)	(261,653)
Reconciling items:
Net impact from Internet financing activities[11]	(178,412)	(9,230)	(1,432)
Capital expenditures	(627,434)	(1,003,573)	(155,752)

Free cash inflow(outflow)	396,658	(2,698,739)	(418,837)

For the trailing twelve months ended

	Sep 30, 2020 RMB’000	Sep 30, 2021 RMB’000	Sep 30, 2021 US$’000
Net cash generated from operating activities	10,684,651	7,099,135	1,101,768
Reconciling items:
Net impact from Internet financing activities[11]	(2,367,857)	(175,185)	(27,188)
Capital expenditures	(2,907,965)	(2,873,998)	(446,037)

Free cash inflow	5,408,829	4,049,952	628,543

[10]

Free cash flow is a non-GAAP financial measure, which is defined as net cash from (used in) operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets.

[11]

Net impact from Internet financing activities represents net cash flow relating to the Company’s financial products, which are primarily consumer financing and supplier financing that the Company provides to its customers and suppliers.

Business Outlook

For the fourth quarter of 2021, the Company expects its total net revenue to be between RMB35.8 billion and RMB37.6 billion, representing a year-over-year growth rate of approximately 0% to 5%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in Renminbi. This announcement contains currency conversions of Renminbi amounts into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.4434 to US$1.00, the effective noon buying rate on September 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at that rate on September 30, 2021, or at any other rate.

Conference Call Information

The Company will hold a conference call on Thursday, November 18, 2021 at 7:30 am US Eastern Time, 8:30 pm Beijing Time to discuss the financial results.

All participants wishing to join the conference call must pre-register online using the link provided below. Once pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID via email. To join the conference, participants should use the dial-in details in the email and then enter the event passcode followed by the registrant ID.

Conference ID	#1080234
Registration Link	http://apac.directeventreg.com/registration/event/1080234

A replay of the conference call will be accessible until November 24, 2021 via the following dial-in details:

United States Toll Free:	+1-855-452-5696
International:	+61-2-8199-0299
Conference ID:	#1080234

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit https://ir.vip.com/.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; the potential impact of the COVID-19 to Vipshop’s business operations and the economy in China and elsewhere generally; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The condensed consolidated financial information is derived from the Company’s unaudited interim condensed consolidated financial statements prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that comparative consolidated statements of income and cash flows for the period presented and detailed footnote disclosures required by Accounting Standards Codification 270, Interim Reporting (“ASC270”), have been omitted. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS, non-GAAP income from operations, non-GAAP operating income margin, non-GAAP net margin attributable to Vipshop’s shareholders, and free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding (i) share-based compensation expenses, (ii) impairment loss of investments, (iii) investment gain and revaluation of investments excluding dividends, (iv) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees, (v) amortization of intangible assets resulting from business acquisitions, and (vi) tax effects on non-GAAP adjustments. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS is computed using non-GAAP net income attributable to Vipshop’s shareholders divided by weighted average number of diluted ADS outstanding for computing diluted earnings per ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from business acquisitions. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net margin attributable to Vipshop’s shareholders is non-GAAP net income attributable to Vipshop’s shareholders as a percentage of total net revenue. Free cash flow is net cash from operating activities adding back the impact from Internet financing activities and less capital expenditures, which include purchase and deposits of property and equipment and land use rights, and purchase of other assets. Impact from Internet financing activities added back or deducted from free cash flow contains changes in the balances of financial products, which are primarily consumer financing and supplier financing that the Company provides to customers and suppliers. The Company believes that separate analysis and exclusion of the non-cash impact of (a) share-based compensation, (b) impairment loss of investments, (c) amortization of intangible assets resulting from business acquisitions, (d) investment gain and revaluation of investments excluding dividends, and (e) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees add clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of (1) non-cash share-based compensation expenses, (2) impairment loss of investments, (3) amortization of intangible assets resulting from business acquisitions, (4) investment gain and revaluation of investments excluding dividends, and (5) share of loss (gain) in investment of limited partnerships that are accounted for as equity method investees. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Tel: +86 (20) 2233-0732

Email: IR@vipshop.com

Vipshop Holdings Limited

Unaudited Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except for share and per share data)

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	USD’000
Product revenues	22,161,443	23,532,005	3,652,110
Other revenues (1)	1,018,583	1,389,801	215,694

Total net revenues	23,180,026	24,921,806	3,867,804

Cost of revenues	(18,299,063)	(20,080,295)	(3,116,413)

Gross profit	4,880,963	4,841,511	751,391

Operating expenses:
Fulfillment expenses (2)	(1,619,487)	(1,618,292)	(251,155)
Marketing expenses	(1,139,484)	(1,241,727)	(192,713)
Technology and content expenses	(305,106)	(366,845)	(56,933)
General and administrative expenses	(848,594)	(1,020,703)	(158,411)

Total operating expenses	(3,912,671)	(4,247,567)	(659,212)

Other operating income	279,820	176,842	27,445

Income from operations	1,248,112	770,786	119,624
Investment gain and revaluation of investments	186,596	(30,310)	(4,704)
Impairment loss of investments	0	(36,000)	(5,587)
Interest expense	(4,623)	(4,253)	(660)
Interest income	112,286	163,053	25,305
Foreign exchange gain (loss)	(96,558)	17,134	2,659

Income before income tax expense and share of gain (loss) of equity method investees	1,445,813	880,410	136,637
Income tax expenses	(247,757)	(212,305)	(32,949)
Share of gain (loss) of equity method investees	53,598	(30,912)	(4,797)

Net income	1,251,654	637,193	98,891
Net income attributable to non-controlling interests	(7,255)	(8,842)	(1,372)

Net income attributable to Vipshop’s shareholders	1,244,399	628,351	97,519
Shares used in calculating earnings per share (3):
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,372,361	135,419,982	135,419,982
—Diluted	138,166,925	136,803,978	136,803,978
Net earnings per Class A and Class B ordinary share
Net income attributable to Vipshop’s shareholders—Basic	9.19	4.64	0.72
Net income attributable to Vipshop’s shareholders—Diluted	9.01	4.59	0.71
Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	1.84	0.93	0.14
Net income attributable to Vipshop’s shareholders—Diluted	1.80	0.92	0.14

(1)

Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products, interest income from microcredit and consumer financing services, inventory and warehouse management services to certain suppliers, loan facilitation service income, and lease income earned from the Shan Shan Outlets.

(2)

Fulfillment expenses include shipping and handling expenses, which amounted RMB 1.1 billion and RMB 1.1 billion in the three month periods ended September 30, 2020 and September 30, 2021, respectively.

(3)

Authorized share capital is re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	USD’000
Share-based compensation expenses are included in the operating expenses as follows:
Fulfillment expenses	24,341	28,032	4,351
Marketing expenses	4,405	15,821	2,455
Technology and content expenses	42,033	73,103	11,345
General and administrative expenses	161,502	168,579	26,163

Total	232,281	285,535	44,314

Vipshop Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands, except for share and per share data)

	December 31, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	USD’000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	11,995,415	12,529,110	1,944,487
Restricted cash	815,906	632,263	98,126
Short term investments	7,328,719	3,668,316	569,314
Accounts receivable, net	334,529	446,758	69,336
Amounts due from related parties	333,539	351,560	54,561
Other receivables and prepayments, net	2,286,359	2,204,838	342,185
Loan receivables, net	27,258	571	89
Inventories	7,642,509	6,116,915	949,330
Assets held for sale	408,748	0	0

Total current assets	31,172,982	25,950,331	4,027,428

NON-CURRENT ASSETS
Property and equipment, net	13,584,459	14,133,081	2,193,420
Deposits for property and equipment	73,718	357,989	55,559
Land use rights, net	6,062,792	5,919,464	918,686
Intangible assets, net	333,022	320,966	49,813
Investment in equity method investees	1,949,787	2,298,361	356,700
Other investments	2,861,034	2,685,844	416,837
Other long-term assets	100,328	674,338	104,656
Goodwill	593,662	593,662	92,135
Deferred tax assets, net	628,267	810,126	125,730
Operating lease right-of-use assets	1,580,763	1,255,571	194,862

Total non-current assets	27,767,832	29,049,402	4,508,398

TOTAL ASSETS	58,940,814	54,999,733	8,535,826

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short term loans	1,043,426	1,801,759	279,629
Accounts payable	15,191,313	9,817,836	1,523,704
Advance from customers	1,558,891	1,240,279	192,488
Accrued expenses and other current liabilities	7,696,996	6,515,679	1,011,218
Amounts due to related parties	444,100	316,984	49,195
Deferred income	334,431	359,609	55,810
Operating lease liabilities	299,791	304,293	47,226

Total current liabilities	26,568,948	20,356,439	3,159,270

NON-CURRENT LIABILITIES
Deferred tax liability	432,995	442,725	68,710
Deferred income-non current	1,070,891	1,036,214	160,818
Operating lease liabilities	1,360,946	1,034,705	160,584
Other long term liabilities	121,245	232,729	36,119

Total non-current liabilities	2,986,077	2,746,373	426,231

TOTAL LIABILITIES	29,555,025	23,102,812	3,585,501

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, 119,223,484 and 122,694,341 shares issued, of which 119,223,484 and 119,951,351 shares were outstanding as of December 31, 2020 and September 30, 2021, respectively)	77	80	12
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 15,560,358 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	11	11	2
Treasury shares, at cost(Nil and 2,742,990 Class A shares as of December 31, 2020 and September 30, 2021, respectively )	0	(1,927,719)	(299,177)
Additional paid-in capital	10,816,185	11,921,880	1,850,247
Retained earnings	17,740,415	21,006,717	3,260,191
Accumulated other comprehensive loss	(58,954)	(107,901)	(16,745)
Non-controlling interests	888,055	1,003,853	155,795

Total shareholders’ equity	29,385,789	31,896,921	4,950,325

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	58,940,814	54,999,733	8,535,826

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB’000	RMB’000	USD’000
Income from operations	1,248,112	770,786	119,624
Share-based compensation expenses	232,281	285,535	44,314
Amortization of intangible assets resulting from business acquisitions	5,896	0	0

Non-GAAP income from operations	1,486,289	1,056,321	163,938

Net income attributable to Vipshop’s shareholders	1,244,399	628,351	97,519
Share-based compensation expenses	232,281	285,535	44,314
Impairment loss of investments	0	36,000	5,587
Investment gain and revaluation of investments excluding dividends	(84,961)	66,650	10,344
Share of loss(gain) in investment of limited partnerships that are accounted for as an equity method investee	(4,747)	16,968	2,633
Amortization of intangible assets resulting from business acquisitions	5,896	0	0
Tax effects on non-GAAP adjustments	(7,284)	(4,907)	(762)

Non-GAAP net income attributable to Vipshop’s shareholders	1,385,584	1,028,597	159,635

Shares used in calculating earnings per share:
Weighted average number of Class A and Class B ordinary shares:
—Basic	135,372,361	135,419,982	135,419,982
—Diluted	138,166,925	136,803,978	136,803,978
Non-GAAP net income per Class A and Class B ordinary share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	10.24	7.60	1.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	10.03	7.52	1.17
Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	2.05	1.52	0.24
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	2.01	1.50	0.23